PEOPLESTRING CORPORATION
157 Broad Street, Suite 109
Red Bank, New Jersey 07701

September 13, 2010

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PeopleString Corporation
Acceleration of Effectiveness of Registration Statement on Form S-1
File No.: 333-163290

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as  amended, PeopleString Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:30 pm, Eastern Time, on September 17, 2010, or as soon thereafter as possible.

We hereby acknowledge the following that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PEOPLESTRING CORPORATION

By:/s/ Darin M. Myman
Name: Darin M. Myman
Title: President and Chief Executive Officer